SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/11/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
3,687,549

8. SHARED VOTING POWER
139,200

9. SOLE DISPOSITIVE POWER
3,826,749
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,826,749

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.72%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed February 19, 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4. PURPOSE OF TRANSACTION

See 5/11/10 Press Release regarding Tender Offer under Exhibit 1.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Form N-Q filed on November 23,2009 there were 30,080,350 shares of common stock outstanding as of 09/30/09 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 3,826,749 shares of ASG or 12.72% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 04/05/10 the following shares of ASG were bought:


Date:		        Shares:		Price:
05/12/10		841,015		3.82



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 05/13/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit 1:

FOR IMMEDIATE RELEASE
For more information, contact Bulldog Investors General Partnership at
(201) 556-0092

BIGP ANNOUNCES EXPIRATION OF ITS TENDER OFFER TO PURCHASE SHARES OF COMMON STOCK OF ASG

May 11, 2010 - (New York) - Bulldog Investors General Partnership ("BIGP") announced today that its tender offer (the "Offer") to purchase up to 5,000,000 shares of the outstanding shares of common stock, $0.10 par value (the "Shares"), of Liberty All-Star Growth Fund, Inc. ("ASG") expired at
5:00 p.m., New York City time, on Monday, May 10, 2010(the "Expiration Date"). As of the expiration of the Offer, a total of approximately 841,015 shares were validly tendered and not withdrawn, representing approximately 2.8% of the outstanding Shares. Therefore, BIGP will accept for purchase all validly tendered Shares.

As previously announced, the price per Share, net to the seller in cash (subject to a $50 processing fee per Letter of Transmittal, applicable withholding taxes and any brokerage fees that may apply), without interest thereon, that BIGP will pay for validly tendered Shares is equal to 91% of net asset value ("NAV") per Share determined as of the close of the regular trading session of the NYSE on the Expiration Date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2010
(as supplemented and amended), and in the related Letter of Transmittal.
The NAV as of the close of the regular trading session of the NYSE on the Expiration Date was $4.20 per Share. Consequently, tendering shareholders will receive payment of $3.82 per share. BIGP expects to make payment for all validly tendered Shares on or about May 13, 2010.

Upon completion of the Offer, BIGP will hold approximately 3,826,749 Shares, or approximately 12.72% of the outstanding Shares. As previously announced, BIGP intends to take actions designed to afford all shareholders of ASG an opportunity to realize NAV for their shares.

This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of ASG.

Any questions concerning the expiration of the Offer may be directed to BIGP at the telephone number or Email address listed below.

Bulldog Investors General Partnership
Park 80 West, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
Telephone: (201) 556-0092
Email: info@bulldoginvestors.com

###

BIGP INFORMATION

BIGP is a New York general partnership formed in 2006, whose principal business is investing in publicly traded securities. The general partners of BIGP are Opportunity Partners L.P., an Ohio limited partnership, Opportunity Income Plus L.P., a Delaware limited partnership, Full Value Partners L.P., a Delaware limited partnership, Kimball & Winthrop, Inc., an Ohio corporation, Steady Gain Partners L.P., a Delaware limited partnership, Mercury Partners L.P., a California limited partnership, and Calapasas Investment Partnership No. 1 L.P., a California limited partnership. Each of the foregoing general partners of BIGP is a private investment partnership except for Kimball & Winthrop, Inc., which is an investment advisory firm.